Exhibit 99.2

UNAUDITED STATEMENT OF CONDENSED CONSOLIDATED INCOME (LOSS)

(thousands of euros)

	Six months ended June 30,
	2018	2017
Operating income
Revenues	—	—
Other income	7,283	7,616

Total income	7,283	7,616

Operating expenses
Cost of goods sold	—	—
Research and development	(49,946)	(52,513)
Sales and marketing	(9,728)	(8,527)
General and administrative	(21,135)	(17,685)

Total expenses	(80,809)	(78,725)

Operating (loss)	(73,526)	(71,109)

Financial revenues	1,813	457
Financial expenses	(360)	(1,888)

Financial profit (loss)	1,452	(1,431)

Income tax	—	(1)

Net (loss)	(72,074)	(72,541)

Basic and diluted earnings per share (€/share)	(2.60)	(2.94)

1